St. Jude Resources Ltd.
Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04046126

SUPPL

RECEIVED
2004 NOV 15 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 1, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: October 22 - November 1, 2004, plus one prior transaction for September 10, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

3

dlw 11/17

/mjh
enclosure

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2004-11-01 20:24 ET

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **October 22, 2004 - November 1, 2004**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

345055	2004-10-27	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.4500	704,490						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Under designa
345056	2004-10-29	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.5400	706,990				
345057	2004-10-29	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+7,000	1.5600	713,990				
345058	2004-10-29	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.5700	718,990				
345059	2004-10-29	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+8,000	1.5800	726,990				
345060	2004-11-01	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.4800	729,990				

Insider transaction detail - View details for insider

2004-11-01 20:26 ET

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **September 10, 2004 - September 10, 2004**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
345054	2004-09-10	2004-11-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.1700	628,990						